UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Glen J. Hettinger, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

Telephone: (214) 855-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81684M 104	Page 2 of 12

1	NAMES OF REPORTING PERSONS Green Park & Golf Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 131,173 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 131,173 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,173 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Consists of 131,173 shares held directly by GPG SSF Investment, LLC.
(2)

Based upon an aggregate of 6,035,496 shares of the Issuer’s (as defined below) common stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018.

CUSIP No. 81684M 104	Page 3 of 12

1	NAMES OF REPORTING PERSONS Green Park & Golf Ventures II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 69,300 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 69,300 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,300 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Consists of 69,300 shares held directly by GPG RM Investment, LLC.
(2)

Based upon an aggregate of 6,035,496 shares of the Issuer’s (as defined below) common stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018.

CUSIP No. 81684M 104	Page 4 of 12

1	NAMES OF REPORTING PERSONS GPG SSF Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 131,173 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 131,173 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,173 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

Based upon an aggregate of 6,035,496 shares of the Issuer’s (as defined below) common stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018.

CUSIP No. 81684M 104	Page 5 of 12

1	NAMES OF REPORTING PERSONS GPG RM Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 69,300 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 69,300 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,300 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

Based upon an aggregate of 6,035,496 shares of the Issuer’s (as defined below) common stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018.

CUSIP No. 81684M 104	Page 6 of 12

1	NAMES OF REPORTING PERSONS Clay M. Heighten, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,473 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,473 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,473 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Of these shares, 131,173 are held directly by GPG SSF Investment, LLC and 69,300 are held directly by GPG RM Investment, LLC.
(2)

Based upon an aggregate of 6,035,496 shares of the Issuer’s (as defined below) common stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018.

CUSIP No. 81684M 104	Page 7 of 12

1	NAMES OF REPORTING PERSONS Carl D. Soderstrom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,473 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,473 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,473 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Of these shares, 131,173 are held directly by GPG SSF Investment, LLC and 69,300 are held directly by GPG RM Investment, LLC.
(2)

Based upon an aggregate of 6,035,496 shares of the Issuer’s (as defined below) common stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018.

CUSIP No. 81684M 104	Page 8 of 12

1	NAMES OF REPORTING PERSONS Gilbert G. Garcia II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 69,300 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 69,300 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,300 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 69,300 shares held directly by GPG RM Investment, LLC.
(2)

Based upon an aggregate of 6,035,496 shares of the Issuer’s (as defined below) common stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018.

CUSIP No. 81684M 104	Page 9 of 12

Item 1.	Security and Issuer

Items 1 is hereby amended and restated as follows:

This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed as an amendment to the original statement on Schedule 13D relating to the common stock, $0.001 par value per share, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission on April 3, 2015, as amended by Amendment No. 1 filed on October 7, 2015, Amendment No. 2 filed on February 24, 2017, and Amendment No. 3 filed on February 23, 2018 (“Amendment No. 3”). This Amendment is being filed by the Reporting Persons (as defined in Amendment No. 3) to report the sale between June 6, 2018 and August 6, 2018 of an aggregate of 200,473 shares of the Issuer’s common stock.

The equity securities covered by this Schedule 13D are shares of common stock, $0.001 par value, of the Issuer. The Issuer’s principal executive offices are located at 2330 NW Everett St., Portland, OR 97210.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

Between June 6, 2018 and August 3, 2018, GPG sold an aggregate of 200,473 shares of the Issuer’s common stock.

This Amendment No. 4 amends Item 5 and Item 7 as set forth below. As set forth below, as a result of the transactions described herein, on August 3, 2018 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

GPG may be deemed to beneficially own, in the aggregate, 131,173 shares of the Issuer’s common stock, representing approximately 2.2% of the Issuer’s 6,035,496 shares stated to be outstanding as of July 31, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018). Heighten and Soderstrom may each be deemed to beneficially own, in the aggregate, 200,473 shares of the Issuer’s common stock, representing approximately 3.3% of the Issuer’s 6,035,496 shares stated to be outstanding as of July 31, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018).

GPG SSF directly beneficially owns 131,173 shares of the Issuer’s common stock, representing approximately 2.2% of the Issuer’s 6,035,496 shares stated to be outstanding as of July 31, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018). Each of GPG, Heighten, and Soderstrom by virtue of their relationships to GPG SSF (as disclosed in Item 2) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of the Issuer’s common stock which GPG SSF directly beneficially owns. Each of GPG, Heighten, and Soderstrom disclaims beneficial ownership, except to the extent of its or his pecuniary interests therein.

GPG II and Garcia may each be deemed to beneficially own, in the aggregate, 69,300 shares of the Issuer’s common stock, representing approximately 1.2% of the Issuer’s 6,035,496 shares stated to be outstanding as of July 31, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018).

GPG RM directly beneficially owns 69,300 shares of the Issuer’s common stock, representing approximately 1.2% of the Issuer’s 6,035,496 shares stated to be outstanding as of July 31, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 3, 2018). Each of GPG II, Heighten, Soderstrom, and Garcia by virtue of their relationships to GPG RM (as disclosed in Item 2) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of the Issuer’s common stock which GPG RM directly beneficially owns. Each of GPG II, Heighten, Soderstrom, and Garcia disclaims beneficial ownership, except to the extent of its or his pecuniary interests therein.

Certain information regarding transactions in shares of the Issuer’s common stock effected by the Reporting Persons within the last 60 days is set forth in Schedule 1 to this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of August 10, 2018, by and among GPG SSF Investment, LLC, GPG RM Investment, LLC, Green Park & Golf Ventures, LLC, Green Park & Golf Ventures II, LLC, Carl D. Soderstrom, Clay M. Heighten, M.D., and Gilbert G. Garcia II

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2018

GPG SSF INVESTMENT, LLC
By: Green Park & Golf Ventures, LLC, its Managing Member

/s/ Carl D. Soderstrom
Name: Carl D. Soderstrom
Title: Manager

GPG RM INVESTMENT, LLC
By: Green Park & Golf Ventures II, LLC, its Managing Member

/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Manager

GREEN PARK & GOLF VENTURES, LLC

/s/ Carl D. Soderstrom
Name: Carl D. Soderstrom
Title: Manager

GREEN PARK & GOLF VENTURES II, LLC

/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Manager

/s/ Carl D. Soderstrom
Carl D. Soderstrom

/s/ Clay M. Heighten
Clay M. Heighten, M.D.

/s/ Gilbert G. Garcia II
Gilbert G. Garcia II

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement, dated as of August 10, 2018, by and among GPG SSF Investment, LLC, GPG RM Investment, LLC, Green Park & Golf Ventures, LLC, Green Park & Golf Ventures II, LLC, Carl D. Soderstrom, Clay M. Heighten, M.D., and Gilbert G. Garcia II

SCHEDULE 1

The following table sets forth all transactions with respect to shares of the Issuer’s common stock of which the Reporting Persons may be deemed to have beneficial ownership effected in the past 60 days. All such transactions were sales of the Issuer’s common stock effected in the open market, and the table excludes commissions and other execution-related costs.

Reporting Person	Transaction Date	Buy/(Sell)		Number of Shares Bought/(Sold)	Price Per Share
GPG	June 6, 2018	(Sell	)	(30,000)	$12.00
GPG	June 22, 2018	(Sell	)	(11,900)	$14.54
GPG	June 25, 2018	(Sell	)	(2,000)	$14.67
GPG	June 26, 2018	(Sell	)	(700)	$14.54
GPG	June 27, 2018	(Sell	)	(6,100)	$14.50
GPG	July 30, 2018	(Sell	)	(11,036)	$17.09
GPG	July 31, 2018	(Sell	)	(36,519)	$19.62
GPG	August 2, 2018	(Sell	)	(30,000)	$21.75
GPG	August 3, 2018	(Sell	)	(6,227)	$22.01
GPG	August 6, 2018	(Sell	)	(2,481)	$22.00